STOCK PURCHASE PLAN

Engaged Capital, LLC (the "Manager") on behalf of Engaged Capital Master Feeder Fund I, LP, Engaged Capital Master Feeder Fund II, LP and such other investment fund(s) that the Manager may be contracted to advise over the term of the Purchase Plan (collectively the "Funds"), as of April 6, 2015, has entered into this Stock Purchase Plan (the "Purchase Plan") in order to purchase common stock ("Stock") of Medifast, Inc. (the "Issuer") pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 ("Rule 10b5-1") and Rule 10b-18 ("Rule 10b-18") promulgated under the Securities Exchange Act of 1934, as amended.

The Manager requests that Mutual Securities, Inc. ("MSI") executes the Purchase Plan pursuant to the following:

1. Starting on May 1, 2015, purchase shares of Stock pursuant to the written instructions on Appendix A on a "not held" basis.

2. MSI will use reasonable efforts to effect all open-market purchases pursuant to this Purchase Plan in accordance with the provisions of Rule 10b-18. MSI will advise the Manager of all purchases executed under this Purchase Plan pursuant to the customary trade confirmation promptly after the execution of such transactions, including sufficient information to permit Manager to timely prepare and make all filings required under sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended.

3. This Purchase Plan will terminate upon the earliest of:

    i.   the opening of the trading day immediately following the receipt by MSI of written notice by the Manager of termination of the Purchase Plan;

    ii.   the purchase of 483,190 shares under the Purchase Plan;

    iii. the date MSI becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Manager or any of the Funds or the Issuer or the taking of any corporate action by the Manager or the Issuer to authorize or commence any of the foregoing;

    iv.   the date the Manager, the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Stock would be exchanged or converted into cash, securities or other property.

    v.   the Manager's or MSI's reasonable determination that: (a) the Purchase Plan does not comply with Rule 10b5-1 or other applicable securities laws; or (b) the Manager or the Funds have not, or MSI has not, complied with the Purchase Plan, Rule 10b5-1 or other applicable securities laws.

    vi.   end of trading day on January 31, 2016.

4. Any transaction pending at the time that this Purchase Plan is terminated shall be completed and MSI shall receive the commission set forth in paragraph 5 below.

5. The Funds will pay MSI a commission equal to $0.03 per share pursuant to this Purchase Plan.

6. MSI must suspend purchases of shares of Stock under this Purchase Plan on a particular day for any of the following reasons:

   i.   A day specified by the Purchase Plan is not a day on which the shares of Stock trade regular way on the listing exchange or primary market center;

   ii. Trading of the shares of Stock on the listing exchange or the primary market center is suspended for any reason; or

   iii. MSI cannot effect a purchase of shares of Stock due to legal, regulatory or contractual restrictions applicable to it or the Manager or the Funds (including without limitation, Regulation M, Rule 10b-5 or Rule 10b-18).

   iv. In the event that Issuer, in its sole discretion, deems such suspension necessary and advisable, including suspensions necessary to comply with trading restrictions imposed in connection with any lock-up agreement required in connection with a securities issuance transaction or other similar events.

   MSI will resume purchases in accordance with Paragraph 1 and 2 and this Purchase Plan on the next day specified in the Purchase Plan after the condition causing the suspension of purchases has been resolved to the satisfaction of MSI and the Manager.

7. This Purchase Plan may be modified, amended or terminated by the Manager provided that (a) such modification is (i) in writing, (ii) made in good faith and not as part of a scheme to evade the prohibitions of Rule 10b-5 or Rule 10b-18 and (iii) is in accordance with the terms of the Purchase Plan; and (b) at the time of such modification or amendment the Manager represents and warrants to MSI that it is not in possession of any non-public material information.

A.   The Manager's Representations and Warranties

   The Manager makes the following representations and warranties, each of which shall continue while this Purchase Plan is in effect and will survive the termination of this Purchase Plan:

   i.   At the time of the Manager's and the Funds' execution of this Purchase Plan, the Manager is not aware of any material, non-public information with respect to the Issuer or the Stock. The Manager and the Funds are entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, Rule 10b-18 or other applicable securities laws.

   ii. Purchases of Stock under this Purchase Plan have been duly authorized by the Manager and are not prohibited by any legal, regulatory or contractual restriction or undertaking binding on the Manager, the Funds or the Issuer. The Manager will inform MSI as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Purchase Plan by MSI or the Manager or the Funds, and of the occurrence of any event that would cause the Purchase Plan to be suspended or to end as contemplated in paragraphs 3 and 6.

iii. The Manager agrees not to enter into or alter any corresponding or hedging transaction with respect to the Stock while this Purchase Plan remains in effect.

iv. If applicable, the Manager agrees to provide MSI with all necessary information regarding the Fund's previous purchases, as may be required for MSI to calculate the Fund's volume limitations under Rule 10b-18.

v. The Manager agrees to provide MSI any documents that it reasonably requests to effect this Purchase Plan, including but not limited to: (i) a W-9 for the Funds; (ii) documentation of authority to implement the Purchase Plan by, among other things, engaging a broker-dealer to act as the Fund's agent for such purposes, establishing and maintaining an account on behalf of the Funds for the Purchase Program and to transact in and instruct such broker or dealer on the account to effect the Purchase Plan ("Authorized Persons").

vi. The Manager agrees that it will not take any action that would cause any purchase of Stock under this Purchase Plan not to comply with Rule 10b-18 or any other applicable law.

vii. The Manager agrees that it does not have authority, influence or control over any purchase of Stock effected by MSI pursuant to this Purchase Plan and will not attempt to exercise any such authority, influence or control. The Manager agrees that it will not communicate any information relating to the Stock, the Issuer, the Manager or the Funds to any employee of MSI or its affiliates who are responsible for purchasing Stock in accordance with this Purchase Plan and during the time this Purchase Plan is in effect.

viii. The Manager acknowledges and agrees that the Purchase Plan is a "securities contract," as such term is defined in Section 741(7) of Title 11 of the United States Code, as it may be amended (the "Bankruptcy Code"), entitled to all of the protections given such contracts under the Bankruptcy Code.

ix. This Purchase Plan constitutes the Manager and the Fund's legal, valid and binding obligation enforceable against the Manager and the Funds in accordance with its terms. There is no litigation, arbitration or other proceeding pending, or to the Manager's knowledge threatened, that would prevent or interfere with the Manager or the Fund's purchase of Stock under this Purchase Plan.

x. That MSI will be the Manager's exclusive agent for the purchase of shares of Stock pursuant to this Purchase Plan and any other purchase program in the Issuer's stock during the duration of this Purchase Plan.

xi. The Manager and the Fund's agree to transfer funds for purchases of Stock that MSI makes on behalf of the Funds as set forth on Appendix B or upon request by MSI, but in no case later than the settlement date stipulated on the applicable trade confirmation.

Wire instructions are included on <u>Appendix B</u> and settlement related questions should be directed to the individuals listed on <u>Appendix B</u>.

xii. The Manager agrees to provide MSI with trade reporting and security delivery instructions, as outlined in <u>Appendix B</u>, for the daily trade reporting and account statements as well as the delivery of the Stock purchased by MSI on the Fund's behalf.

B.   <u>Indemnification and Limitation on Liability</u>

    i.   The Manager and the Fund agree to indemnify and hold harmless MSI (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorney's fees and costs) in connection with the execution of this Purchase Plan arising out of or attributable to: a.) any material breach by the Manager of this Purchase Plan (including the Manager's representations and warranties), and b.) any violation by the Manager or the Funds of applicable laws or regulations. The Manager and the Funds will have no indemnification obligations in the case of gross negligence or willful misconduct of MSI or any other indemnified person. This indemnification will survive the termination of this Purchase Plan.

    ii.   Notwithstanding any other provision herein, neither MSI, the Manager or the Funds will be liable for:

    (1)   Special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen.

    (2)   Any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God".

    iii.   The Manager acknowledges and agrees that MSI has not provided the Manager with any tax, accounting or legal advice with respect to this Purchase Plan, including whether the Manager or the Funds would be entitled to any of the affirmative defenses under Rule 10b5-1 or be provided a "safe harbor" from liability for manipulation under Section 9(a)(2) of the Exchange Act and Rule 10b-5 under the Exchange Act.

C.   <u>Governing Law</u>

This Purchase Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State's conflict of laws rules.

D.   Entire Agreement

This Purchase Plan (including any Appendices, Annexes or Exhibits) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral.

E.   Assignment

This Purchase Plan and each party's rights and obligations hereunder may not be assigned or delegated without the written permission of the other party and shall inure to the benefit of each party's successors and permitted assigns, whether by merger, consolidation or otherwise.

F.   Notices

All required notifications to MSI under this Purchase Plan shall be made in writing, sent via e-mail and confirmed by telephone to: Mutual Securities, Inc.
                              Attn: Matthew Pilkington
                              Office: 212-520-2354
                              E-Mail: matthew.pilkington@mutualsecurities.com

All required notifications to the Manager under this Purchase Plan shall be made in writing, sent via e-mail, and confirmed by telephone to:
                              David Demarest, COO,
                              Phone: 949-734-7815
                              E-Mail: david@engagedcapital.com

G.   Counterparts

This Purchase Plan may be executed in two or more counterparts and by facsimile signature.

Your execution of this agreement constitutes your representation that you are authorized by the Manager and the Funds to enter into this agreement and confirms your agreement with the foregoing. Upon executing and returning one copy of this letter to the undersigned, this agreement shall become a binding agreement between the Manager, the Funds and Mutual Securities, Inc.

Engaged Capital, LLC

By:
         Name: Glenn W. Welling
         Title: Founder and Chief Investment
                     Officer

Engaged Capital Master Feeder I, LP

By: Engaged Capital, LLC
     General Partner

By:
         Name: Glenn W. Welling
         Title: Founder and Chief Investment
                     Officer

Engaged Capital Master Feeder II, LP

By: Engaged Capital, LLC
     General Partner

By:
         Name: Glenn W. Welling
         Title: Founder and Chief Investment
                     Officer

ACKNOWLEDGED AND AGREED:

Mutual Securities, Inc.



By:
Name: Julie Cohen
Title: Chief Compliance Officer